May 12, 2025 Via Edgar

Christina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dynavax Technologies Corporation
DFAN14A filed May 6, 2025
Filed by Deep Track Technology Master Fund, Ltd. Et al.
SEC File No. 1-34207

Dear Ms. Chalk:

This letter is being submitted on behalf of Deep Track Capital LP and certain of its affiliates and the other persons named as participants in the above referenced materials (collectively, the “Filing Persons”) filed on Schedule DFAN14A on May 6, 2025 (such filing, the “Definitive Additional Materials”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated May 9, 2025 (the “Comment Letter”) with respect to the Definitive Additional Materials.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Definitive Additional Materials.

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DFAN14A filed May 6, 2025

General

1.

Refer to the footnotes on pages 23 and 62 of the Deep Track investor presentation slide deck entitled “The Path to Creating and Preserving Value at Dynavax.” We do not understand the characterization of Deep Track Nominee Donald Santel as “endorsed by DVAX Board.” This characterization is seemingly inconsistent with statements on pages 8 and 18 of the slide deck that the Board is “dead set against adding a shareholder representative as a director” and “has not changed its position – remaining steadfastly opposed to having a shareholder representative join as a director.” Avoid this characterization in future soliciting materials, or revise to explain or modify it.

Response:

The Filing Persons acknowledge the Staff’s comment and will clarify the reference if used in future filings. The Filing Persons refer to Donald Santel as “endorsed by DVAX Board” because the Dynavax Board met with Mr. Santel and offered to have Mr. Santel become a member of the Board on multiple occasions during settlement negotiations, as described in the “Background of the Solicitation” section of the Filing Persons’ definitive proxy statement filed with the SEC on April 21, 2025. The Filing Persons do not consider Mr. Santel to be a “shareholder representative” as he is entirely independent of Deep Track and, if elected to the Dynavax Board, will not receive any compensation from Deep Track for his service on the Board.

2.	In various places throughout the slide deck, Deep Track makes broad and conclusory assertions it attributes to “shareholders,” such as the following:

•	“Shareholders worry the Board will overpay out of desperation.” (page 8)

•

“Additional to the risk and expense, shareholders are concerned the current Board does not have the relevant skills or experience needed to successfully oversee a vaccine development process.” (page 10)

•

“Despite calls from Deep Track and other shareholders to return excess capital, Dynavax is holding more excess cash as a percentage of market capitalization than any other profitable midcap biotech.” (page 10)

In future soliciting materials, if similar assertions are made, include the basis for your beliefs as to the views or actions of other shareholders, and provide identifying details about the shareholders referenced.

Response:

The Filing Persons acknowledge the Staff’s comment and in future soliciting materials will include the bases for their beliefs as to the views or actions of other shareholders, including identifying details about the shareholders referenced.

3.

In future soliciting materials, ensure that citations to source materials are provided for all data and other factual materials presented. These citations should be specific enough to allow shareholders to find the supporting materials and should not consist of generic references. See for example, the reference to “Company Filings” in the footnote on page 11 of the slide deck.

Response:

The Filing Persons acknowledge the Staff’s comment and will include specific citations for data and factual material, as appropriate, in future soliciting materials.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 763-1818 or by email at richard.brand@whitecase.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand
Richard Brand

cc:	Michelle Rutta, White & Case LLP

David Kroin, Deep Track Capital LP

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